TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the period ended September 30, 2005

and

Review Report of Certified Public Accountant

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 22nd Floor
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 22 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.com

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at September 30, 2005, the consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2005 and 2004, and the consolidated statements of changes in shareholders' equity and cash flows for each of the nine-month periods ended September 30, 2005 and 2004. I have also reviewed the balance sheet of TT&T Public Company Limited as at September 30, 2005, the statements of income for each of the three-month and nine-month periods ended September 30, 2005 and 2004, and the statements of changes in shareholders' equity and cash flows for each of the nine-month periods ended September 30, 2005 and 2004. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Note 15.2 to the financial statements. The Company earns income from other value added services, the rates for income sharing of which are being considered by TOT Plc. Furthermore, note 19.7 to the financial statements outline the Company's disputes with TOT Plc. which are ongoing and still to be resolved.

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended December 31, 2004, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements in my report dated February 15, 2005, with emphasis on the impact of the uncertainty of the dispute with TOT Plc. on the matter of income sharing from domestic long-distance telephone service fee and the charges for the TOT's IP network. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at December 31, 2004, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

ASSETS

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	September 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"	September 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"
CURRENT ASSETS					
Cash on hand and in banks	17	1,130,885	875,505	1,090,420	578,186
Short-term investments					
- Fixed deposits	17, 19.5	55,888	205,875	51,708	201,708
- Short-term investments in promissory notes	17	1,060,587	1,235,000	920,500	930,000
Trade accounts receivable - net	5	1,131,652	1,147,583	1,131,652	1,147,583
Receivable from subsidiaries	4	-	-	22,156	6,121
Accounts receivable - Others					
(net of allowance for doubtful accounts of					
approximately Baht 75 million)		113,672	88,935	20,383	24,626
Inventories - net		390,824	444,401	386,189	440,722
Advance payment for share subscription	6	-	-	-	400,000
Accrued income from telephone services		129,143	153,506	129,143	153,506
Accrued income from long distance					
telephone service		30,368	31,917	30,368	31,917
Prepaid long distance circuit rental		54,175	48,329	54,175	48,329
Prepaid expenses		31,608	47,561	31,161	47,554
Deposits&advance payments to subcontractors		24,788	55,451	7,729	29,872
Accrued dividend income	7	-	-	-	205,200
Other current assets		60,925	95,156	41,406	70,756
Total Current Assets		4,214,515	4,429,219	3,916,990	4,316,080
NON-CURRENT ASSETS					
Advances for purchase of equipment		334,641	413,803	333,346	413,803
Investments in subsidiaries - Equity method	7	-	-	218,858	472,420
Assets not used in operations - net		49,624	50,032	49,624	50,032
Property, plant and equipment - net		5,253,418	4,922,139	5,184,274	4,886,124
Cost of telephone service expansion project					
transferred to TOT Plc. - net	9	28,995,631	30,536,732	29,110,575	30,650,682
Other non-current assets					
Prepaid withholding income tax		334,242	421,966	334,242	421,965
Refundable deposits and others - net		64,752	54,555	41,212	44,548
Total Non-Current Assets		35,032,308	36,399,227	35,272,131	36,939,574
TOTAL ASSETS		39,246,823	40,828,446	39,189,121	41,255,654

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	September 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"	September 30, 2005 "Unaudited" "Reviewed"	December 31, 2004 (Restated) "Audited"
CURRENT LIABILITIES					
Accounts payable - trade	4	232,717	450,692	198,330	407,318
Accounts payable - others	19	298,662	192,739	296,979	191,656
Current portion of long-term loans	11	1,860,392	1,601,013	1,860,392	1,601,013
Payable to subsidiary companies	4	-	-	33,007	516,367
Accrued long distance circuit rental expenses		103,938	95,970	103,938	95,970
Accrued conduit rental expenses		9,138	-	9,138	-
Accrued interest expense		38,842	2,565	38,842	2,565
Accrued expenses		158,067	251,077	139,055	227,919
Advance revenue from data communication network		41,987	46,250	41,987	46,250
Provision for payables to PEA	8	-	-	-	-
Other current liabilities		144,677	112,170	109,050	90,626
Total Current Liabilities		2,888,420	2,752,476	2,830,718	3,179,684
NON - CURRENT LIABILITIES					
Long-term loans - net of portion presented in current liabilities	11	21,829,199	22,603,495	21,829,199	22,603,495
Total Non-Current Liabilities		21,829,199	22,603,495	21,829,199	22,603,495
Total Liabilities		24,717,619	25,355,971	24,659,917	25,783,179
SHAREHOLDERS' EQUITY					
Authorized Share Capital :					
7,000,000,000 common shares, Baht 10 par value		70,000,000	70,000,000	70,000,000	70,000,000
Issued and paid-up share capital :					
3,169,638,955 and 3,124,404,703 common shares in 2005 and 2004 respectively, Baht 10 per share	14	31,696,389	31,244,047	31,696,389	31,244,047
Premium on share capital		9,360,300	9,360,300	9,360,300	9,360,300
Discount on share capital		(8,881,396)	(8,881,253)	(8,881,396)	(8,881,253)
Retained earnings (Deficit)					
- Appropriated to legal reserve		63,358	63,358	63,358	63,358
- Deficit		(17,709,447)	(16,313,977)	(17,709,447)	(16,313,977)
Total Shareholders' Equity		14,529,204	15,472,475	14,529,204	15,472,475
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		39,246,823	40,828,446	39,189,121	41,255,654

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF INCOME "REVIEWED"

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

		In Thousand Baht			
		Consolidated		The Company Only	
		2005	2004	2005	2004
	Notes		(Restated)		(Restated)
REVENUES					
Income from Telephone Services					
Expansion and Joint - Investment Agreement		1,418,642	1,520,322	1,384,202	1,508,609
Sales and service income		125,266	106,625	66,870	76,646
Share of profit (loss) from investments recorded by					
the equity method		-	-	(5,137)	8,196
Interest income		6,156	2,814	5,513	2,595
Other income	4	27,588	20,771	38,905	25,918
Total Revenues		1,577,652	1,650,532	1,490,353	1,621,964
EXPENSES					
Costs of sales and services		116,843	75,787	41,181	40,933
Operating, administrative and general expenses	4	745,070	604,807	740,856	613,770
Foreign exchange (gain) loss - net		(89,277)	202,278	(89,277)	202,278
Depreciation and amortization		864,201	746,510	865,721	748,197
Directors' remuneration		2,253	2,516	2,253	2,516
Other expenses		6,260	151	6,260	151
Total Expenses		1,645,350	1,632,049	1,566,994	1,607,845
Profit (Loss) before Interest Expense					
and Income Tax		(67,698)	18,483	(76,641)	14,119
Interest Expense		(340,042)	(325,599)	(340,042)	(325,599)
Income Tax		(8,943)	(4,364)	-	-
NET LOSS		(416,683)	(311,480)	(416,683)	(311,480)
Basic Loss per Share (Baht)	16	(0.13)	(0.11)	(0.13)	(0.11)

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF INCOME "REVIEWED"

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

		In Thousand Baht			
		Consolidated		The Company Only	
		2005	2004	2005	2004
	Notes		(Restated)		(Restated)
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement		4,481,002	4,680,264	4,406,112	4,641,323
Sales and service income		336,628	400,895	220,884	308,243
Share of profit from investments recorded by					
the equity method		-	-	3,445	21,313
Interest income		18,009	10,836	15,435	10,052
Other income	4	95,738	86,638	120,941	101,197
Total Revenues		4,931,377	5,178,633	4,766,817	5,082,128
EXPENSES					
Costs of sales and services		275,438	280,196	120,701	176,656
Operating, administrative and general expenses	4	2,000,354	1,831,565	1,998,939	1,845,225
Loss on exchange rate - net		562,467	668,617	561,778	668,617
Depreciation and amortization		2,483,980	2,203,874	2,489,135	2,208,927
Directors' remuneration		6,754	7,709	6,754	7,709
Other expenses		6,296	353	6,296	353
Total Expenses		5,335,289	4,992,314	5,183,603	4,907,487
Profit (Loss) before Interest Expense					
and Income Tax		(403,912)	186,319	(416,786)	174,641
Interest Expense		(978,684)	(952,624)	(978,684)	(952,624)
Income Tax		(12,874)	(11,678)	-	-
NET LOSS		(1,395,470)	(777,983)	(1,395,470)	(777,983)
Basic Loss per Share (Baht)	16	(0.44)	(0.27)	(0.44)	(0.27)

The accompanying notes are an integral part of these financial statements.

In Thousand Baht

Consolidated

	Notes	Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained earnings (Deficit) Appropriated	Retained earnings (Deficit) Unappropriated	Total
Balance as at January 1, 2004 - as previously reported		28,494,973	9,360,300	(8,881,161)	63,358	(16,324,706)	12,712,764
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Plc.	9	-	-	-	-	215,469	215,469
Restated balance		28,494,973	9,360,300	(8,881,161)	63,358	(16,109,237)	12,928,233
Net loss (after adjustment)	9	-	-	-	-	(777,983)	(777,983)
Common shares		465,180	-	(92)	-	-	465,088
Balance as at September 30, 2004		28,960,153	9,360,300	(8,881,253)	63,358	(16,887,220)	12,615,338
Balance as at January 1, 2005 - as previously reported		31,244,047	9,360,300	(8,881,253)	63,358	(16,557,440)	15,229,012
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Plc.	9	-	-	-	-	243,463	243,463
Restated balance		31,244,047	9,360,300	(8,881,253)	63,358	(16,313,977)	15,472,475
Net loss		-	-	-	-	(1,395,470)	(1,395,470)
Common shares	14	452,342	-	(143)	-	-	452,199
Balance as at September 30, 2005		31,696,389	9,360,300	(8,881,396)	63,358	(17,709,447)	14,529,204

In Thousand Baht

The Company Only

	Notes	Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained earnings (Deficit) Appropriated	Retained earnings (Deficit) Unappropriated	Total
Balance as at January 1, 2004 - as previously reported		28,494,973	9,360,300	(8,881,161)	63,358	(16,324,706)	12,712,764
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Plc.	9	-	-	-	-	215,469	215,469
Restated balance		28,494,973	9,360,300	(8,881,161)	63,358	(16,109,237)	12,928,233
Net loss (after adjustment)		-	-	-	-	(777,983)	(777,983)
Common shares	9	465,180	-	(92)	-	-	465,088
Balance as at September 30, 2004		28,960,153	9,360,300	(8,881,253)	63,358	(16,887,220)	12,615,338
Balance as at January 1, 2005 - as previously reported		31,244,047	9,360,300	(8,881,253)	63,358	(16,557,440)	15,229,012
Adjustment of the amortization of cost of telephone service expansion project transferred to TOT Plc.	9	-	-	-	-	243,463	243,463
Restated balance		31,244,047	9,360,300	(8,881,253)	63,358	(16,313,977)	15,472,475
Net loss		-	-	-	-	(1,395,470)	(1,395,470)
Common shares	14	452,342	-	(143)	-	-	452,199
Balance as at September 30, 2005		31,696,389	9,360,300	(8,881,396)	63,358	(17,709,447)	14,529,204

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF CASH FLOWS "REVIEWED"

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

	In Thousand Baht			
	Consolidated		The Company Only	
	2005	2004 (Restated)	2005	2004 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	(1,395,470)	(777,983)	(1,395,470)	(777,983)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities				
Depreciation and amortization	2,499,765	2,215,403	2,489,135	2,208,926
Interest capitalized as loan	198,178	91,992	198,178	91,992
Provision for loss of VAT refundable	3,912	-	3,912	-
Provision for doubtful accounts	61,340	19,550	57,689	18,268
Loss on exchange rates	558,729	669,778	558,729	669,778
Equity in net income of subsidiaries	-	-	(3,445)	(21,313)
Gain on disposal of fixed assets	(6,153)	(6,621)	(3,725)	(4,864)
Profit from Operating Activities before Changes in Operating Assets and Liabilities	1,920,301	2,212,119	1,905,003	2,184,804
Decrease (increase) in operating assets				
Trade accounts receivable	(41,758)	359,006	(41,758)	360,288
Receivable from subsidiaries	-	-	(16,035)	(291)
Accounts receivable - Others	(24,737)	(6,076)	4,242	432
Inventories	(107,626)	(77,930)	(106,671)	(88,601)
Prepaid income tax and withholding tax	87,724	63,273	87,723	63,273
Refundable value added tax	(85)	(2,877)	(85)	(141)
Other current assets	97,261	(72,448)	87,953	(89,932)
Increase (decrease) in operating liabilities				
Accounts payable - trade	(216,269)	(152,726)	(207,281)	(173,322)
Accounts payable - others	105,922	67,675	105,323	74,439
Income tax payable	(441)	558	-	-
Accounts payable - subsidiaries	-	-	(483,360)	43,743
Accrued long-distance circuit rental expense	7,968	26,581	7,968	26,581
Accrued conduit rental expense	9,138	9,001	9,138	9,001
Accrued interest expense	36,277	35,202	36,277	35,202
Other current liabilities	(64,324)	32,897	(74,704)	39,797
Net Cash Provided by Operating Activities	1,809,351	2,494,255	1,313,733	2,485,273

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

STATEMENTS OF CASH FLOWS (Continued) "REVIEWED"

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

	In Thousand Baht			
	Consolidated		The Company Only	
	2005	2004 (Restated)	2005	2004 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in short-term investments	(265,600)	(609,139)	(220,500)	(600,000)
Proceeds from return of advance payment for share subscription	-	-	400,000	-
Proceeds from dividend of subsidiaries	-	-	362,545	-
Proceeds from profit return from subsidiary	-	-	142,161	-
Cash paid for investments in subsidiaries	-	-	(42,500)	-
Proceeds from disposal of fixed assets	10,044	8,010	6,951	6,127
Increase in property, plant and equipment	(780,799)	(754,604)	(736,375)	(733,602)
Advance for purchase of equipment	(151,028)	(328,255)	(149,733)	(328,255)
Increase in investment in telephone services expansion project	(121,234)	(119,418)	(122,228)	(121,176)
Decrease (increase) in deposits and others	(14,023)	1,812	(489)	485
Net Cash Used in Investing Activities	(1,322,640)	(1,801,594)	(360,168)	(1,776,421)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long-term loans	(821,465)	(1,189,313)	(821,465)	(1,189,313)
Proceeds from share capital	134	87	134	87
Net Cash Used in Financing Activities	(821,331)	(1,189,226)	(821,331)	(1,189,226)
NET DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS	(334,620)	(496,565)	132,234	(480,374)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,160,505	2,793,198	1,558,186	2,674,968
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,825,885	2,296,633	1,690,420	2,194,594

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

1. Cash payments during the periods:				
Interest expense	744,228	825,430	744,229	825,430
Income tax	147,482	163,114	132,001	152,005
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	1,130,885	2,016,633	1,090,420	1,924,594
Short-term investments with maturity due within 3 months	695,000	280,000	600,000	270,000
	1,825,885	2,296,633	1,690,420	2,194,594

3. For the nine-month periods ended September 30, 2005 and 2004, the Tranche C warrant holders had exercised their rights by converting Tranche C loans amounting to approximately Baht 452 million and Baht 465 million, respectively, to share capital.

The accompanying notes are an integral part of these financial statements.

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLES OF CONSOLIDATION

The interim financial statements are prepared in Thai Baht, in the Thai language, and in conformity with generally accepted accounting standards in Thailand. Accordingly the interim financial statements are intended solely to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

The interim financial statements have been prepared to provide an update on the financial statements for the year ended December 31, 2004. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2004.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English language translation of the interim financial statements has been prepared from the Thai language interim financial statements which are issued for domestic reporting purposes.

The consolidated interim financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group"). Details of the Company's subsidiaries are as follows:

	Business Type	Country of Registration	Percentage of Holding September 30, 2005	Percentage of Holding December 31, 2004
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	Installation of dropwire and sale of telephone equipment and installation to the subscribers and internet service	Thailand	99.993	99.993
TT&T Value Added Service Co., Ltd.	Public telephone in provincial area	Thailand		
	- Directly held		-	66.666
	- Indirectly held		-	33.333
			-	99.999
Triple T Broadband Co., Ltd.	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.993	-
Triple T Telecom Co., Ltd.	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.			
	- Indirectly held	Thailand	99.993	

Significant intra-group transactions between the Company and its subsidiaries are eliminated on consolidation.

Pursuant to the Extraordinary General Meetings of Shareholders No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has commenced the liquidation process and registered this with the Ministry of Commerce on March 29, 2002. TT&T Value Added Service Company Limited has completed the liquidation as approved by the Extraordinary General Meeting of Shareholders No. 2/2005 dated July 26, 2005.

The auditor of TT&T Subscriber Services Co., Ltd. had qualified her review report on the financial statements as at September 30, 2005, in respect of lack of the detail of internet service receivable and advance received from internet services, which had balance in the financial statements as at September 30, 2005 amount of Baht 15 million and Baht 7 million, which was being prepared but not yet finalized.

2. RESULT OF OPERATIONS

Following agreement on debt restructuring with financial creditors and major creditors in 2001, the management believe that the Company will be able to comply with the conditions of the related debt restructuring agreements. Also, the Company has taken certain measures such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses. Nevertheless, the economic situation is uncertain and may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Events which may effect Concession Conversion

In 2003, the government announced its policy regarding the Joint - Undertaking Concession Conversion and its priority in order to arrive at an urgent conclusion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as revenue sharing, compensation details, assets network and the tax payment standard for various services.

In October 2004, the National Telecommunication Commission (NTC) was established and started their role by supervising the telecommunication operators to comply with the Telecommunication Act.

In August 2005, various rules and regulations were announced, e.g. the Telecommunication Business Master Plan 2005-2007, the basis and procedures in the issue of various telecommunication licenses, for instance. On August 25, 2005, the NTC had issued licenses to TT&T Public Company Limited and TT&T Subscriber Services Company Limited, for providing Pattern 1 internet services.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements are prepared in accordance with generally accepted accounting standards in Thailand. The significant accounting policies used to prepare the interim financial statements for the three-month and nine-month periods ended September 30, 2005 and 2004 are similar to those that have been applied to the financial statements for the year ended December 31, 2004.

4. TRANSACTIONS WITH RELATED PARTIES

Related parties are those parties linked to companies in the Group by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or at contractually agreed prices where no market prices exist.

The Company entered into purchase and installation equipment agreements under the Telephone Services Expansion Project for 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are determined through a bidding process and will be used as reference prices in the next pricing. As at September 30, 2005 and December 31, 2004, the Company had commitments for payment for equipment under the aforesaid agreements in the amounts of approximately Baht 90 million and Baht 274 million respectively

On December 1, 2004, a subsidiary entered into a contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts for the End User Software License Agreement with a consortium between Siam Teltech Computer Company Limited, a shareholder, and Convergys Information Management Group, Inc. in the amount of USD 26,000,000, and the Support and Maintenance Agreement in the amount of USD 3,145,000 per year. The Company entered into a novation agreement for the CC&B Procurement Contract with a subsidiary effective on April 1, 2005. The Company had commitment for payment of those equipment and services under the terms and conditions stipulated in the contracts. (Please see Note 6 for developments on this matter.)

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with a subsidiary company. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month.

On March 16, 2005, Jasmine Internet Company Limited, an affiliate of a shareholder of the Company, agreed to designate the Company's subsidiary to be a representative for internet service i.e. marketing consultancy and all customer support services. The subsidiary agreed to share remuneration and pay a minimum guarantee as stipulated in the agreement. This agreement shall become effective for an initial term of 2 years and shall be automatically renewed for one additional year each unless either party notifies the other party 90 days prior to its termination. In addition, the subsidiary has entered into an agreement with the Company on April 1, 2005 in providing technical and advisory services for internet services to the subsidiary's customers. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the subsidiary company clients, including help solving all the problems requested.
- Arrange the printing of receipts and/or invoices.
- Provide engineering services, such as technical advisory services in setting up the system and equipment to support the clients.

The Company will receive monthly service fee based on type of clients and at the rate stated in the agreement. The agreement is valid for one year and renewable annually for a year. Either signatory to the agreement may terminate by giving an advance notice to the other of not less than 60 days.

The significant balances of assets, liabilities, and other transactions occurring with those parties are shown as follows:

Transactions with related parties for each of the three-month and nine-month periods ended September 30, 2005:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Nine-Month	Three-month	Nine-month
Subsidiaries				
Consultancy service income	-	-	5	14
Office building rental and service income	-	-	1	4
Advisory for internet service income	-	-	7	10
Sales Modem	-	-	11	14
Purchase and installation dropwire	-	-	35	112
Purchase and outside plant maintenance	-	-	26	74
Purchase and maintenance equipment	-	-	6	21
Cars and equipment rental	-	-	23	67
Related company				
Lease circuit	16	4	1	4
Data Communication Network	3	10	3	10
Purchase equipment project CC&B	22	330	22	330
Purchase network equipment	68	283	68	283

Transactions with related parties for each of the three-month and nine-month periods ended September 30, 2004:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Nine-Month	Three-month	Nine-month
Subsidiaries				
Consultancy service income	-	-	5	14
Office building rental and service income	-	-	1	4
Purchase and installation dropwire	-	-	55	121
Purchase and outside plant maintenance	-	-	27	87
Purchase and maintenance equipment	-	-	11	21
Cars and equipment rental	-	-	23	67
In-house wiring and Protector installation	-	-	3	11
Related company				
Lease circuit	(2)	2	(2)	2
Data Communication Network	4	8	4	8
Purchase network equipment	81	286	81	286

ทีทีแอนด์ที จำกัด (มหาชน) TT&T PUBLIC COMPANY LIMITED

Balances with related parties as at September 30, 2005 and December 31, 2004:

	In Million Baht			
	Consolidated		The Company Only	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	22.06	6.12
- TT&T Value Added Service Co., Ltd.	-	-	-	-
- Triple T Broadband Co., Ltd.	-	-	0.05	-
- Triple T Telecom Co., Ltd.	-	-	0.05	-
Total	-	-	22.16	6.12
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	33.01	49.64
- TT&T Value Added Service Co., Ltd.	-	-	-	466.73
Total	-	-	33.01	516.37
Payable to related companies (Part of the trade accounts payable in the balance sheets)				
- Smart Highway Co., Ltd.	-	2	-	2
- Loxbit Public Company Limited	-	5	-	5
- Jasmine Telecom Systems Public Company Limited	13	36	13	36
- Jasmine Internet Co., Ltd.	10	-	-	-
- Siam Teltech Computer Co., Ltd.	4	2	4	2
Total	27	45	17	45
Advance for purchase of equipment (Part of the advance for purchase of equipment in the balance sheets)				
- Loxbit Public Company Limited	12	48	12	48
- Jasmine Telecom Systems Public Company Limited	160	150	160	150
- Loxdata Company Limited	30	30	30	30
Total	202	228	202	228

5. TRADE ACCOUNTS RECEIVABLE

As at September 30, 2005 and December 31, 2004, the Company had outstanding balances of trade accounts receivable classified by their aging, as follows:

	In Million Baht				
As at September 30, 2005	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
The telephone service subscriber receivable under the Concession Agreement					
- Billed	315.1	20.0	59.8	82.9	477.8
- Unbilled	484.2	83.6	58.9	128.5	755.2
VAT on the assets transferred	1.1	0.4	1.4	8.0	10.9
Trade receivables - others	62.1	14.2	18.9	10.0	105.2
	862.5	118.2	139.0	229.4	1,349.1
Less Allowance for doubtful debts					(217.4)
Accounts receivable - net					1,131.7

	In Million Baht				
As at December 31, 2004	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
The telephone service subscriber receivable under the Concession Agreement					
- Billed	371.9	33.5	40.4	8.9	454.7
- Unbilled	563.9	48.7	42.2	126.4	781.2
VAT on the assets transferred	1.1	0.9	6.0	1.2	9.2
Trade receivables - others	51.4	1.3	1.4	8.1	62.2
	988.3	84.4	90.0	144.6	1,307.3
Less Allowance for doubtful debts					(159.7)
Accounts receivable - net					1,147.6

As at September 30, 2005 and December 31, 2004, the Company had set up allowances for doubtful receivables of approximately Baht 217.4 million and Baht 159.7 million, respectively. The management believes that the allowance is adequate to cover the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection of receivables, including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Plc. ("TOT")

As at September 30, 2005 and December 31, 2004, the receivables under the Joint Undertaking and Joint Investment Agreement for the telephone service extension, for which the invoices have been issued, included the receivables being provided with other value added services, i.e. T-Pin, T-SMS, for instance, amounting to Baht 173 million and Baht 97 million, respectively. The Company has not received the income sharing from TOT, the rates of income sharing for which are being considered by TOT. The Company has recorded the income sharing at the same rates initially agreed with TOT. (See Note 15.2 of the financial statements).

TOT Corporation Plc. has changed its name to TOT Plc. effective on July 1, 2005 onwards.

6. ADVANCE PAYMENT FOR SHARE SUBSCRIPTION

The Company intended to invest in the Customer Care and Billing System (CC&B) through a subsidiary, TT&T Subscriber Services Company Limited. The subsidiary had, accordingly, convened Extraordinary General Meetings of its shareholders No. 3/2004 and No. 4/2004 at which resolutions were passed to increase the authorized share capital of the subsidiary by Baht 600 million in order to support the proposed investment in the CC&B. The Board of Directors of the Company approved the payment of Baht 400 million to the subsidiary in November and December 2004 as advance payment for additional shares in the subsidiary.

Creditors of the Company have subsequently filed notice of their objection to the proposed investment in the CC&B through the subsidiary, and imposed conditions on the Company should the Company proceed with the investment in this manner. The Company, after consideration of this objection, has decided to invest directly in the CC&B project rather than through the subsidiary and entered into a novation agreement for the CC&B Procurement Contract with the subsidiary effective on April 1, 2005. The subsidiary had convened Extraordinary General Meetings of its shareholders No. 1/2005 and 2/2005 held on February 4 and 21, 2005 respectively. Resolutions were passed to cancel the previous special resolutions for the capital increase and to return the share subscription advance to the Company. The Company received the aforesaid returned share subscription in May 2005.

7. INVESTMENTS RECORDED BY THE EQUITY METHOD

As at September 30, 2005 and December 31, 2004, the investments recorded by the equity method consisted of the investments in shares of subsidiaries which are presented in the interim financial statements of the Company as follows:

	In Million Baht					
		At Cost Method		At Equity Method		
	Paid-up Capital	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	Dividend
Subsidiaries						
TT&T Subscriber Services Co., Ltd.	50	50	10	217	205	157
TT&T Value Added Service Co., Ltd.	-	-	100	-	267	-
Triple T Broadband Co., Ltd	2	2	-	2	-	-
Total	52	52	110	219	472	157

Pursuant to the Extraordinary General Meetings of Shareholders No. 1/2002 dated March 13, 2002, and No. 2/2002 dated March 29, 2002, TT&T Value Added Service Company Limited has commenced the liquidation process and registered this with the Ministry of Commerce on March 29, 2002. TT&T Value Added Service Company Limited has completed the liquidation as approved by the Extraordinary General Meetings of Shareholders No. 2/2005 dated July 26, 2005.

Dividend payments and increased share capital of the subsidiary

The Board of Directors' Meeting of TT&T Subscriber Services Co., Ltd. No. 3/2005 held on May 10, 2005 approved the interim dividend payment to the shareholders at Baht 117.35 per share by July 21, 2005. The subsidiary appropriated the legal reserve in the amount of Baht 1 million.

The Board of Directors' Meeting of TT&T Subscriber Services Co., Ltd. No. 5/2005 held on August 9, 2005 and the Extraordinary General Meetings of Shareholders of TT&T Subscriber Services Co., Ltd. No. 5/2005 held on August 19, 2005 approved the dividend payment to the shareholders at Baht 40 million by August 30, 2005. The Minutes of these meetings are still draft as at the date of this report.

The Extraordinary General Meetings of Shareholders of TT&T Subscriber Services Co., Ltd. No. 3/2005 dated July 1, 2005 and No 4/2005 dated July 29, 2005 passed a resolution to increase the authorized share capital to Baht 40 million. The subsidiary had registered the increase share capital with the Ministry of Commerce on August 30, 2005.

8. PROVISION FOR PAYABLES TO PEA

The Company's financial statements as at December 31, 2004 and September 30, 2004, before adjustment, reflected a provision of Baht 631 million for payables to Provincial Electricity Authority ("PEA") in respect of the costs of pole-erecting and cable-laying equipment. These payables were included in the rehabilitation plan which was in the process of judgment from the Official Receiver. On September 30, 2002, the Official Receiver instructed the Company to pay debt balances, including interest (computed up to May 8, 2000), amounting to approximately Baht 230 million. The Company had made payment to PEA for both the principal and interest (up to December 25, 2002), amounting to Baht 268 million by the debt-to-equity method according to the resolution adopted at the Extraordinary Shareholders' Meeting No.2/2002, held on December 19, 2002. However, PEA submitted an appeal against the Official Receiver's instructions to the Central Bankruptcy Court ("CBC"). On May 28, 2003, CBC considered and issued an order to cancel the appeal of PEA objecting to the Official Receiver's instructions. Later, on June 24, 2003, PEA submitted an appeal to the Supreme Court objecting to the CBC order. The Supreme Court considered and made an appointment for the judgment hearing on March 22, 2005. The Supreme Court upheld the CBC decision and the case was considered closed. The Company has made an adjustment to reverse the remaining provision for payables to PEA amounting to Baht 631 million and reduce the "Cost of Telephone Services Expansion Project transferred to TOT Plc." by the same amount.

9. COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TOT PLC.

The Company has recorded the telephone equipment system gradually delivered to TOT according to the conditions of the Joint Operate and Joint Investment Agreement for telephone services expansion in the account "Cost of Telephone Services Expansion Project transferred to TOT Plc." and amortizes these costs as expenses over the remaining period of the concession (up to June 2019), commencing from the date on which the assets or the ownership are transferred.

The Company has, as described in Note 8, reduced the "Cost of Telephone Services Expansion Project transferred to TOT Plc.", by Baht 631 million, The Company has, as a consequence of this reduction in cost, adjusted for the excess amortization charged in prior years to Deficit as at January 1, 2004 and 2005 by Baht 215 million and Baht 243 million, respectively, and adjusted the loss for the three-month and nine-month periods ended September 30, 2004 by Baht 7 million and Baht 21 million respectively.

10. DEBT RESTRUCTURING

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with the Bankruptcy Act B.E. 2542 on May 8, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 29, 2000 without any other creditors' objection. The creditors overwhelmingly voted in favor of the plan on December 21, 2000 and the Central Bankruptcy Court approved the Company's plan on December 27, 2000. Based on the Company's rehabilitation plan, the outstanding debts as at September 3, 2001 (Closing Date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the company's common shares and revision of conditions in the loan agreement. (See note 11 to the financial statements)

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan.

TT&T PUBLIC COMPANY LIMITED

The Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. The condition of the Restructuring Plan Warrants is specified in note 12 to the financial statements.

As part of the Plan, the Company undertakes to issue new common shares in the aggregate amount of Baht 5,000 million with a minimum receipt of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase its share capital by Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at that time. The condition of Tranche C warrants is specified in note 13 to the financial statements.

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The Court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

11. LONG-TERM LOANS

As at September 30, 2005 and December 31, 2004, long-term loans consisted of:

	In Million Baht	
	September 30, 2005	December 31, 2004
US Dollar loan	11,898	12,132
Baht loan	11,791	12,072
Total	23,689	24,204
Less portion due within one year	(1,860)	(1,601)
Total Long-Term Loans - Net	21,829	22,603

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million, without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installments shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owed to creditors of Baht 13,926.9 million, without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR plus or minus the agreed rate specified in the agreement.

12. RESTRUCTURING PLAN WARRANTS ("RPW")

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company.

The details of Restructuring Plan Warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. As at December 31, 2004, holders of 43,319 warrant units had exercised their rights to buy the Company's common shares. During the period ended September 30, 2005, the warrant holders had exercised their right to buy the Company's common shares as follows:

Exercise date	Warrants exercised (Units)	Common shares issued (shares)	Cash receipt from exercise (Baht)	Registration date of increase of share capital
January 2005	18,170	18,170	88,124.50	February 10, 2005
February 2005	2,950	2,950	14,307.50	March 8, 2005
March 2005	150	150	727.50	April 11, 2005
May 2005	2,499	2,499	12,120.15	June 8, 2005
July 2005	1,450	1,450	7,032.50	August 8, 2005
September 2005	2,500	2,500	12,125.00	October 10, 2005
	27,719	27,719	134,437.15	

The balances of unexercised warrants are as follows:

	Units				
	Warrants unexercised at January 1, 2005	Warrants exercised during the period	Warrants Unexercised at September 30, 2005	Exercise price (Baht/share)	Expiry date
RPW	281,112,291	27,719	281,084,572	4.85	October 1, 2006

As at September 30, 2005, the latest bidding price of the warrants was Baht 2.14 per unit.

13. TRANCHE C WARRANTS ("TCW1" and "TCW2")

The details of Tranche C warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Maturity	:	5 years
Offering	:	Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	3,758 million shares
Secondary market	:	The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

At the Extraordinary General Meeting of Shareholders No. 1/2003 held on September 30, 2003, a resolution was passed approving the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date 24 months after the Closing Date (First Trigger Date), which was September 3, 2001, and issued by December 2003. The second portion shall be offered at 75% of total Tranche C Loans as at the date 30 months after the Closing Date (Second Trigger Date) and issued by March 2004. These warrants are exercisable within 5 years from the issuing date at the exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, with an exercise ratio at 1 unit of warrant to 1 common share. Further, the Meeting approved an allocation of approximately 3,721 million reserved ordinary shares by allocating 672 million shares in reserve for the exercise of Tranche C Warrants by Tranche C Creditors, and the remaining 3,049 million shares should be reserved for offering to investors on a private placement basis.

On December 31, 2003, the Company issued the first portion of Tranche C Warrants ("TCW 1") to Tranche C Creditors in the amount of 148,777,887 units. As at December 31, 2004, holders of 83,400,525 warrant units had exercised their rights to buy the Company's common shares. During the period ended September 30, 2005 the warrant holders had exercised their rights as follows:

Exercise date	Warrants exercised (Units)	Common shares Issued (shares)	Debt to Equity Conversion ('000 Baht)	Registration date of increase of share capital
January 31, 2005	2,207,301	2,207,301	22,073	February 10, 2005

On March 31, 2004, the Company issued the second portion of Tranche C Warrants ("TCW 2") to Tranche C Creditors in the amount of 443,995,171 units. As at December 31, 2004, holders of 191,488,978 warrant units had exercised their rights to buy the Company's common shares. During the period ended September 30, 2005 the warrant holders had exercised their rights as follows:

Exercise date	Warrants exercised (Units)	Common shares Issued (shares)	Debt to Equity Conversion ('000 Baht)	Registration date of increase of share capital
January 31, 2005	42,999,232	42,999,232	429,992	February 10, 2005

The balances of unexercised warrants are as follows:

	Units				Exercise by Cash or Debt/ Equity Conversion (Baht/share)	Expiry date
	Warrants Unexercised at January 1, 2005	Warrants issued	Warrants Exercised	Warrants unexercised at September 30, 2005		
TCW 1	65,377,362	-	2,207,301	63,170,061	10	December 30, 2008
TCW 2	252,506,193	-	42,999,232	209,506,961	10	March 30, 2009

14. SHARE CAPTIAL

Authorized and issued share capital

	2005	
	No. of Shares	In Thousand Baht
Authorized:		
Common shares of Baht 10 each		
At January 1 and September 30	7,000,000,000	70,000,000
Issued and fully paid		
Common shares of Baht 10 each		
At January 1	3,124,404,703	31,244,047
Issues on exercise of warrants		
RPW	27,719	277
TCW 1	2,207,301	22,073
TCW 2	42,999,232	429,992
At September 30	3,169,638,955	31,696,389

Unissued share capital

	No. of shares		
	Unissued at January 1, 2005	Issued during the Period	Unissued at September 30, 2005
Common shares of Baht 10 each allotted for			
a) debt/equity conversion to Class 7 Creditors	2,011,054	-	2,011,054
b) debt/equity conversion to Class 8 Creditors	851,860	-	851,860
c) debt/equity conversion to Class 1 & 2 Creditors	814,447	-	814,447
d) exercise of Restructuring Plan Warrants	283,956,681	27,719	283,928,962
e) offer to directors and employees of the Group	142,000,000	-	142,000,000
f) offer to			
- reserved for exercise of Tranche C Warrant	397,110,497	45,206,533	351,903,964
- reserved for exercise of the Company's warrant	39,000,000	-	39,000,000
- investors on a private placement	3,009,850,758	-	3,009,850,758
	3,875,595,297	45,234,252	3,830,361,045

The 2005 Annual General Meeting of shareholders held on April 28, 2005 passed a resolution for the incorporation of additional objectives for allocation of the remaining 3,048,850,758 ordinary shares as follows:

a) To reserve 39,000,000 shares for the exercise of the Company's warrants, i.e. warrants issued under the Company's Debt Restructuring Plan (RPW) and warrants offered to Tranche C Creditors for two portions (TCW1 and TCW2). This is in reserve for the exercise right adjustment which may cause an increase in the original rate of exercise right (if any).

b) To reserve 3,009,850,758 shares for offering all or part thereof to investors on a private placement basis according to the Notification of the Securities and Exchange Commission.

c) In case there are any capital increase ordinary shares remaining from the reserve for the exercise of the Company's warrants as a result of the Company's right adjustment and the allocation for offering to investors on a private placement basis as described above, such remaining ordinary shares shall be allocated for public offering at the offer price of not less than Baht 4.10 per share. The Company must have accumulated loss at the time of issuance of offering the shares.

In addition, the 2005 Annual General Meeting of shareholders resolved and approved the issuance and offering of warrants to purchase the Company's shares to the directors and executives of the Company and its subsidiaries (Equity Stock Option Plan ; ESOP). The ESOP warrants have 5 years from the issuing and offering date and have allowed for exercise in the following proportion:

In year 1 : exercisable up to 20% of the total warrants allocated.
In year 2 : exercisable up to 40% of the total warrants allocated.
In year 3 : exercisable up to 60% of the total warrants allocated.
In year 4 : exercisable up to 80% of the total warrants allocated.
In year 5 : exercise of the remaining warrants allocated.

Preliminary details of this issuance and offering of ESOP warrants are as follows:

Type of warrant	: Bearer and non-transferable right to purchase common shares of the Company
Amount of warrants offered	: 63.5 million units for ESOP warrant 2005/1 : 36.5 million units for ESOP warrant 2005/2
Offering price per unit	: Baht 0 per unit
Exercise ratio	: 1 warrant : 1 common share
Exercise price	: ESOP warrant 2005/1 - Baht 6 or averaged closing price of the Company's ordinary shares traded on the Stock Exchange of Thailand during 30 day period prior to the date of the shareholders' Meeting, whichever is higher. : ESOP warrant 2005/2 - Baht 10
Number of common shares allotted and reserved for the warrants	: 63.5 million shares for ESOP warrant 2005/1 : 36.5 million shares for ESOP warrant 2005/2
Term of issuing and offering warrants	: within 1 year from the date of approval by the office of the Securities and Exchange Commission

15. INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBOURING COUNTRIES AND OTHER VALUE ADDED SERVICE INCOME

15.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognize revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated. The following table summarises details of the revenue recognized from this source and the financial periods in which such revenue was recognized.

Period in which calls were made/received.	Income (Million Baht)	Period in which revenue was recognized.
January 1994 to July 2000	53	2nd quarter of 2004
August 2000 to December 2001	80	4th quarter of 2002
January 2002 to March 2003	13	4th quarter of 2003

Income from calls between January 1994 and July 2000 amounting to approximately Baht 53 million was recognized in the second quarter of 2004, in accordance with the letters from TOT, dated May 21 and June 25, 2004. The income from international long-distance calls from neighbouring countries for periods subsequent to March 2003 will be recognized as soon as it can be reasonably and reliably estimated.

15.2 Other Value Added Service Income

The Company earns income from other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, etc, the rates of income sharing for which are being considered by TOT with further discussion in 2nd Quarter, 2005, no conclusion has been reached on this matter yet. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.

16. LOSS PER SHARE

Basic loss per share

Basic loss per share is determined by dividing the net loss for the three-month and nine-month periods ended September 30, 2005 and 2004 by the weighted average number of shares outstanding during the periods.

	Consolidated		The Company Only	
Periods ended September 30, 2005	Three-month	Nine-month	Three-month	Nine-month
Net loss for common shareholders (In Thousand Baht)	(416,683)	(1,395,470)	(416,683)	(1,395,470)
Weighted average number of shares (Thousand Shares)	3,169,635	3,163,006	3,169,635	3,163,006
Basic loss per share (Baht)	(0.13)	(0.44)	(0.13)	(0.44)

	Consolidated		The Company Only	
Periods ended September 30, 2004	Three-month	Nine-month	Three-month	Nine-month
Net loss for common shareholders (In Thousand Baht)	(311,480)	(777,983)	(311,480)	(777,983)
Weighted average number of shares (Thousand Shares)	2,896,015	2,880,748	2,896,015	2,880,748
Basic loss per share (Baht)	(0.11)	(0.27)	(0.11)	(0.27)

Diluted earnings per share

Diluted earnings per share are determined by dividing the net profit for the period by the weighted average number of share outstanding during the period after adjusting common stock equivalents, on the assumption that the warrant holders had exercised their rights to convert their warrants wholly into common shares.

The Company did not present diluted earnings per share for the three-month and nine-month periods ended September 30, 2005 and 2004, because the warrants are anti-dilutive as their conversion to common shares would increase earnings per share.

17. ASSETS USED AS COLLATERAL

As at September 30, 2005 and December 31, 2004, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes totalling Baht 2,048 million and Baht 1,690 million respectively, are provided as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

18. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with TOT in the provincial areas, including the installation of telephone lines. The management considers the operations as one business and the operations of the subsidiaries are complementary to the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in terms of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

19. OBLIGATIONS AND CONTINGENT LIABILITIES AND CONTINGENCIES

19.1 As at September 30, 2005 and December 31, 2004, the Company and a subsidiary were contingently liable to a local bank for the letter of guarantee issued by the said bank in favor of other government agencies and contractor companies amounting to approximately Baht 11 million and Baht 62 million, as collateral for the Company's compliance with the terms of agreements.

19.2 Lease agreements
The Company and a subsidiary entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at September 30, 2005 and December 31, 2004, the Company and a subsidiary committed to pay the rental under the lease agreements as follows:

	In Million Baht			
	Consolidated		The Company Only	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Due within one year	27	49	5	13
Between 2 - 4 years	29	47	1	3
Total	56	96	6	16

19.3 The Company had entered into agreements for the purchase and installation of equipment, in providing telephone services with the various companies, both local and overseas. As at September 30, 2005 and December 31, 2004, the Company had commitments for payment of the equipment under the aforesaid agreements, in the amounts of Baht 97 million and Baht 158 million, respectively.

19.4 On December 17, 2004, the subsidiary had commitment under a construction contract to construct a building for CC&B project with a local company in the amount of Baht 20.09 million. As at September 30, 2005, the subsidiary had already paid the construction cost under the aforesaid contract.

19.5 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. The Company has appealed and incorporated this dispute into the rehabilitation proceeding. On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million, value added tax and the related penalty amounting to approximately Baht 22.6 million, and omit the payment of Specific Business Tax for the years 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment.

The Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, a 50% discount was given on the penalty charges on Specific Business Tax and the remaining amount to be paid was approximately Baht 51.7 million. The Company has filed a lawsuit to Central Tax Court to object to the judgment on the Specific Business Tax.

The Company accrued the Specific Business Tax, together with the fine and surcharge, totalling Baht 51.7 million and the Company requested for tax relief for which a letter of guarantee, backed by pledge of fixed deposit, to the Revenue Department has been issued. The Central Tax Court dismissed the case submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. The Supreme Court had made an appointment for the Court judgment hearing on August 22, 2005. The Supreme Court had upheld the judgement made by the Central Tax Court. Therefore, the Company had to pay the tax, surcharge and other expenses totalling Baht 57.6 million, on September 22, 2005.

TOT in a letter, advised the Company that the Revenue Department had answered the query raised by TOT regarding the compensation of the excise tax received by the contracting party of public sector, from the state contracting party falls into the nature of being the service - provided remuneration, with the result that the tax submission by TOT and the Company as the public sector contracting party, during the period covering February 2003 upto January 2005, was not correct, which caused a fine and surcharge from non-preparation and non-submission of the tax invoice and VAT to the Revenue Department in time, amounting to Baht 53.3 million and Baht 5.8 million respectively. However, the Company had mutual discussions with the Revenue Department and TOT on April 20, 2005 and had received the advice from the Revenue Department to send a letter to the Revenue Department requesting for an extended period for the submission of VAT and exemption of fine and surcharge for further consideration. The Company had submitted the said letter to the Revenue Department on May 17, 2005. Currently, the result of their consideration is not known.

19.6 The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of the TOT, all powers and authorities held by the TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by the TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on August 5, 2003. On May 10, 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against this decision and the case is being considered by the Supreme Administrative Court.

19.7 Dispute between the Company and TOT

<u>The reduction of tariff for domestic long-distance telephone service</u>

According to TOT, True Corporation Plc.(former name :Telecom Asia Corporation Plc.) and the Company had mutually agreed on tariff reduction for market testing on the use of the domestic long-distance telephone calls by applying the service fee rate which is lower than the basic rate as stated in the Joint Undertaking Agreement, with effect from September 1, 2003. There have been 2 more extensions for the said period, which finally ended on June 30, 2004. Subsequently, TOT has advised the Company that TOT will further extend the use of the flexible service fee rate for the market testing commencing from July 1, 2004 to December 31, 2004, however, the Company did not agree to this and therefore, all three contracting parties are obliged to revert back to using the tariff rate as stipulated in the concession agreement. However, TOT continued to use the reduced rate after the extension agreement expired. As for TT&T, under the Joint Undertaking Agreement, the Company who has been authorized by TOT to issue invoices for the service fees, has to issue the said invoices at the same rate as TOT. As a result, the impact of the said adjustment of the service fee rate, under the said Joint Undertaking Agreement, caused a drastic reduction in the income sharing to the Company, thus causing significant effect on the Company financial position and/or the operation under the Joint Undertaking Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the said impact. TOT, however, still neglected and continued with the said adjustment of the service fee rate. Therefore, the Company issued a letter dated January 24, 2005, requesting TOT to reimburse the said domestic long-distance fee income for the period from July 2004 to December 2004, amounting to Baht 492,783,623, together with compensation for the reduction in income from December 2004 onwards, until such time that TOT cancels the service fee reduction. On the other hand, TOT denied any breach of agreement and claim that the Company shall pay the loss revenue.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Undertaking Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and, therefore could not claim for any related loss.

The Company has issued claim to TOT for compensation on domestic long-distance fee as well as the reduction of revenue sharing from international calls from CAT. Further, the Company submitted the case to the arbitrator for consideration on October 21, 2005 with the amount of claim of Baht 753,475,267.

<u>Logo on Public Payphone Booth</u>

TOT in their letter dated June 1, 2005 requested the Company to take the Company's logo out of public payphone booths, claiming non-compliance with the terms of the Agreement. Therefore, TOT demanded the Company pay damages covering the period from the date of commencing operations until April 2005, amounting to Baht 352 million. The Company issued a letter advising that the fixing of the Company's logo on the public phone booths was for the purpose of maintenance of assets under the Company's responsibility, as when the public payphone was out of order, customers can inform the Company to fix it, thus not causing damage to TOT.

On September 27, 2005, TOT submitted the case to the Thai Arbitration Institute demanding the Company to affix the TOT logo on public telephones and telephone booths, as well as payment for all damages resulting from affixing TT&T logo on the payphones and booths, commencing from October 1997 to September 2005, inclusive, totaling Baht 382 million, plus interest of 7.5% per annum until final payment. The Company is in the process of preparing an objection for submission to the arbitrator.

Service fee for receipt of fault complaints

According to the Addendum to the Amended Joint Operate and Joint Investment Agreement on Fault Complaint Reception and Dropwire Maintenance Service, TOT agreed to pay the service fee to the company at the actual cost plus 5% of that cost, but not exceeding the rate determined in the Addendum. TOT informed that TOT has calculated the overpaid service fee for the year 2002 to May 2005 which was different from what the Company had calculated, and claimed that TOT has overpaid for the said period in total amount of Baht 324 million. The Company has objected the calculation method and both companies are now in discussion to resolve the matter.

Equipment Transferred

On October 10, 2005, TOT had sent a letter to the Company, requesting for payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges and non-transfer of the SDH equipment totaling Baht 162 million and Baht 3,263 million respectively. The Company had sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for prior investigation, since the Company felt that this was not clear and should not be requested accordingly. At present, clarification has not been received.

19.8 IP Network rental fee

When, as stated above, TOT considered that the Company did not agree to participate with TOT in the market testing of the domestic long-distance telephone network during July 1, 2004 to December 31, 2004, TOT then had delayed the course of signing a mutual agreement on market test of the use of the domestic long-distance telephone, at economy price (Y-Tel 1234) and charged the Company for the use of its IP Network, which is used for providing the services of the domestic long-distance telephone in economy price (Y-Tel 1234), at the previous agreed rate. The amount charged by TOT to the Company for the use of its IP Network for the period from July 2004 to March 2005 was greater than the amount recorded and paid by the Company by Baht 49 million.

However, on May 29, 2005, TOT and the Company had reached a mutual agreement to have a market test of the use of the domestic long-distance telephone, at economy price (Y-Tel 1234), (3rd revised) in order to extend the period of the market test in the use of the domestic long-distance telephone, at economy price (Y-Tel 1234), covering the period form July 1, 2004 to June 30, 2005. This mutual agreement specified the charge rate of IP Network which is similar to the rate that the Company recorded and paid to TOT, hence there is no outstanding amount for the period. At the end of the agreed period, TOT and the Company had agreed to extend the market testing period further from July 1, 2005 to December 31, 2005.

19.9 According to TOT's letter dated July 15, 2005, TOT claimed that TOT had investigated and found that the installation and submission of income from public payphone by the Company was incorrect. According to the claim, the Company had not submitted income to TOT from January to May 2005 of at least Baht 74 million. Therefore, TOT requested the Company to submit the income correctly, including interest caused by the late submission, which the Company had already audited and concluded its information and also submitted the income plus interest, totalling Baht 5.2 million to TOT on September 21, 2005. The Company also already received the corresponding amount of revenue sharing back from TOT.

TT&T PUBLIC COMPANY LIMITED

19.10 On April 8, 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against TOT for the network utilization or access charged or should have been charged by TOT from the mobile operators according to the Joint Operate and Joint Investment Agreement between TOT and the Company. The Company's claim, as of March 31, 2005, is in the amount of Baht 28,096 million, including interest at a rate of MLR+1% on the aforementioned amount until payment is made in full. The Company's claim also requests the normal payment by TOT of the access charges commencing from April 1, 2005 onwards until the expiry of the period under the Joint Operate and Joint Investment Agreement. TOT had requested the extension of period for submitting their objection for 5 times since and finally submitted their protest on August 30, 2005. At present, an Arbitral Tribunal is being formed to handle the case.

20. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2004 financial statements have been reclassified to conform to the 2005 interim financial statement presentation.

21. APPROVAL OF THE FINANCIAL STATEMENTS

The interim financial statements have been approved by the directors of the Company.